Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ 08618
April 29, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549
Attention: Geoffrey Kruczek, Esquire

Re:	Universal Display Corporation (the “Company”) Registration Statement on Form S-3 (Filing No. 333-157926)
Dear Mr. Kruczek:
This letter is being submitted in response to the comment given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Steven V. Abramson, President and Chief Executive Officer of Universal Display Corporation (the “Company”), dated March 26, 2009, with respect to the above-referenced registration statement (the “Registration Statement”).
In addition, as per your telephone conversation on April 28, 2009 with our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Friday, May 1, 2009, at 12:00 p.m. Eastern Time or as on thereafter as practicable.
For your convenience, we have set forth the comment in italicized typeface and included the response below the comment.
General
1.	We note that you have incorporated by reference your annual report on Form 10-K into this Form S-3. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Please note that before you request that the effective date of this registration statement be accelerated, you should either (1) file your definitive proxy statement with all required information; or (2) file an amendment to your Form 10-K to include the information required by Part III. Refer to Question 123.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, available on our website at http://sec.gov/divisions /corpfin/guidance/safinterp.htm.
          The Company notes that on April 24, 2009, it filed with the Commission its definitive proxy statement for the annual meeting of shareholders to be held in 2009, which definitive proxy statement includes the information required by Part III of Form 10-K.

Pursuant to the letter dated March 26, 2009 from Peggy Fisher of the Staff to Steven V. Abramson of the Company, in connection with this request for effectiveness, the Company acknowledges the following:
The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely yours, Universal Display Corporation
By:	/s/ Scott C. Bovino
Scott C. Bovino
Vice President and General Counsel

cc:     Justin W. Chairman, Esquire